
02003587

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 5 2002
354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dempsey Financial Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2951 Piedmont Road Suite 200
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Prescher (404) 266-8761
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name — if individual, state last, first, middle name)

636 South Central Avenue Suite 201	Atlanta,	Georgia	30354-1988
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Janet Prescher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dempsey Financial Network, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Janet L. Prescher
Signature

Chief Financial Officer, FINOP
Title

Patricia C. Brooks
Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires January 31, 200[illegible]

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMPSEY FINANCIAL NETWORK INC.
AND SUBSIDIARIES

Consolidated Financial Statements
for the year ended
December 31, 2001

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants

Board of Directors
Dempsey Financial Network, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated statement of financial condition of Dempsey Financial Network, Inc. and subsidiaries, as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dempsey Financial Network, Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.
636 South Central Avenue • Suite 201 • (30354-1988) • P.O. Box 82472 • Atlanta, GA 30354-0472
(404) 762-7758 • Fax (404) 767-3217 • E-mail: atlanta@cbh.com
6576 E. Church Street • Douglasville, GA 30134 • (770) 942-1560 • Fax (770) 489-0257
Offices Throughout The Southeast • Represented Internationally Through Summit International Associates, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Cherry, Bekaert & Holland, L.L.P.
Certified Public Accountants

Atlanta, Georgia
January 29, 2002

Liabilities and Stockholder's Equity

Current liabilities	
Accounts payable	$ 3,647
Commissions payable	38,909
Short-term note payable	26,064
Total current liabilities	68,620
Stockholder's equity	
Common stock, $1 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	432,487
Accumulated deficit	(256,494)
Total stockholder's equity	176,993
Total liabilities and stockholder's equity	$ 245,613

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Statement of Operations
for the year ended
December 31, 2001

Revenues	
Commissions and fees	$ 1,680,066
Interest income	4,283
Miscellanous income	2,993
Total revenues	1,687,342
Expenses	
Commissions and clearing costs	1,252,068
Employee lease expense	178,765
Regulatory fees and expenses	17,565
Quotations and research	7,920
Accounting, audit and compliance	21,004
Office expenses and supplies	33,720
Insurance	50,749
Telephone and communications	14,023
Professional fees	28,687
Other operating expenses	136,364
Total expenses	1,740,865
Net loss	$ (53,523)

See accompanying notes to financial statements.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity
for the year ended
December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - Beginning of year	$ 1,000	$ 432,487	$ (202,971)	$ 230,516
Net loss	-	-	(53,523)	(53,523)
Balance - end of year	$ 1,000	$ 432,487	$ (256,494)	$ 176,993

See accompanying notes to financial statements.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows
for the year ended
December 31, 2001

Cash flows from operating activities		
Net loss	$	(53,523)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		4,409
Change in assets and liabilities:		
Decrease in accounts receivable		8,203
Increase in interest receivable		(843)
Decrease in commissions receivable		3,101
Increase in prepaid expenses		(2,391)
Decrease in accounts payable		(3,451)
Increase in commissions payable		1,085
Net cash used by operating activties		(43,409)
Cash flows from financing activities		
Proceeds from issuance of short-term note payable		50,950
Payments on short-term note payable		(48,886)
Net cash provided by financing activities		2,064
Net decrease in cash		(41,345)
Cash and cash equivalents at beginning of year		146,299
Cash and cash equivalents at end of year	$	104,954

Supplemental Cash Flow Information		
Interest paid during the year	$	1,212

See accompanying notes to financial statements.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001

Note 1-Organization and Operations

Dempsey Financial Network, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Georgia Company (DFNGA) was incorporated on December 14, 1994 and began operations on March 15, 1995. The Texas Company (DFNTX) was incorporated on January 15, 1998. On December 31, 1998, DFNGA acquired the stock of DFNTX. The Alabama company (DFNAL) was incorporated on January 25, 2000. On April 3, 2000 DFNGA acquired the stock of DFNAL. The financial statements are prepared for the consolidated entity.

Note 2-Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer. All material intercompany balances and transactions of the consolidated entity are eliminated in consolidation.

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. Customer's securities transactions are recorded on a trade date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents

For purposes of the accompanying consolidated statement of cash flows, unrestricted currency, demand deposits, and money market accounts are considered cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated by using the straight-line method, over the estimated useful lives of the individual assets. Depreciation expense for the year ended December 31, 2001 was $3,353.

Organization Costs

Organization costs are amortized using the straight-line method over a period of five years. Amortization expense for the year ended December 31, 2001 was $1,055.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2001

Note 2-Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3-Income Taxes

The Company and consolidated entities have elected to be taxed as "S Corporations". The Company's stockholder is liable individually for federal and state income taxes on the Company's taxable income in lieu of corporation income taxes. Therefore, no provisions or liability for income taxes are presented in the accompanying consolidated financial statements.

Note 4-Commissions Receivable and Payable

Commissions receivable from clearing organizations, mutual fund companies, and insurance companies and commissions receivable from and payable to sales representatives at December 31, 2001, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 10,154	$ -
Receivable from mutual fund companies	35,609	-
Receivable from insurance companies	13,026	-
Commissions payable to sales representatives	-	38,909
Totals	$ 58,789	$ 38,909

Note 5–Short-term Note Payable

The Company has a note payable in the amount of $26,064 as of December 31, 2001 with an interest rate of 7.15%. The note is due in monthly installments of $4,474, including interest. The final monthly payment is due on June 8, 2002. Interest expense for the year ended December 31, 2001 was $1,212.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2001

Note 6–Legal Contingencies

During the year ended December 31, 2001, the Company's clearing firm asserted purported rights of indemnification in connection with an arbitration claim brought against the clearing firm. At December 31, 2001, the outcome of the claim was uncertain to the Company. In January of 2002, the claim was settled for an immaterial amount, with the Company receiving full release from the clearing firm.

Note 7-Related Party Transactions

The Company leased four employees from Dempsey and Associates, Inc. (D&A) during the year ended December 31, 2001. The sole stockholder and president of the Company is a stockholder and officer of D&A. During the year, the Company incurred $178,765 of employee lease expense. This covers a portion of the salary, group insurance benefits and bonuses of four employees. The Company also has a management agreement with D&A to cover the costs for office space, supervision and related operating expenses. Per the agreement, management fees and lease expenses may be waived at the option of both parties. During the year ended December 31, 2001, this option was exercised during several months of the year. Management fee expense incurred related to this agreement with D&A during the year ended December 31, 2001 was $60,000.

Note 8-Restricted Cash

The Company has a clearing firm agreement for direct brokerage services with a brokerage firm, which carries all the accounts of the customers of the Company. Under this agreement, the Company is required to maintain a deposit account balance of $25,000. The Company is paid interest on this cash balance at the 90-day Treasury Bill auction rate.

Note 9 - Concentration of Credit Risk

The Company maintains cash balances at one financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $4,954.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2001

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $120,461, which was $70,461 in excess of its required net capital of $50,000. The Company's net capital ratio was .57 to 1.

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2001

Schedule 1

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Computation of Net Capital
December 31, 2001

	Unaudited	Audited	Difference
Total assets	$ 206,491	$ 245,613	$ (39,122)
Total liabilities	(40,629)	(68,620)	27,991
Net worth	165,862	176,993	(11,131)
Subordinated loans	-	-	-
Adjusted net worth	165,862	176,993	(11,131)
Less: Non-allowable assets	49,410	56,532	(7,122)
Current capital	116,452	120,461	(4,009)
Less: Haircuts	-	-	-
Net capital	116,452	120,461	(4,009)
Required net capital	50,000	50,000	-
Excess net capital	$ 66,452	$ 70,461	$ (4,009)
Aggregate indebtedness	$ 40,629	$ 68,620	$ (27,991)
Aggregate indebtedness to net capital	34.89%	56.96%	

Schedule 2

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Schedule of Non-Allowable Assets
December 31, 2001

	Unaudited	Audited	Difference
Accounts receivable, net of $1,000 allowance for doubtful accounts	$ 4,470	$ 4,470	$ -
Prepaid insurance	26,844	33,966	(7,122) [1]
Prepaid licensing - NASD	816	816	-
Prepaid other	9,285	9,285	-
Commissions receivable - variable life, net of commissions payable	1,177	1,177	-
Furniture and fixtures	5,008	5,008	-
Office equipment	15,014	15,014	-
Accumulated depreciation	(15,122)	(15,122)	-
Organizational costs	6,150	6,150	-
Accumulated amortization	(4,232)	(4,232)	-
Total non-allowable assets	$ 49,410	$ 56,532	$ (7,122)

1. To adjust prepaid E & O insurance.

Schedule 3

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Schedule of Aggregate Indebtedness
December 31, 2001

	Unaudited	Audited	Difference	
Accounts payable	$ 476	$ 3,647	$ (3,171)	[1]
Commissions payable	13,309	38,909	(25,600)	[2]
Notes payable - Insurance	26,844	26,064	780	[3]
Total aggregate indebtedness	$ 40,629	$ 68,620	$ (27,991)	

1. To adjust for unrecorded payables.
2. To adjust commissions payable for commissions paid after year-end related to 12-31-01.
3. To adjust note payable to audited balance.

Schedule 4

DEMPSEY FINANCIAL NETWORK, INC. AND SUBSIDIARIES

Consolidated Reconciliation between the Audited and Unaudited
Statements of Financial Conditions
for the year ended
December 31, 2001

	Unaudited	Audited	Difference
Revenues			
Commissions and fees	$ 1,643,392	$ 1,680,066	$ (36,674)
Interest income	4,283	4,283	-
Miscellaneous income	2,993	2,993	-
Total revenues	1,650,667	1,687,342	(36,674)
Expenses			
Commissions and clearing costs	1,226,468	1,252,068	(25,600)
Employee lease expense	178,765	178,765	-
Regulation fees and expenses	17,565	17,565	-
Quotations and research	7,920	7,920	-
Accounting, auditing and compliance	21,004	21,004	-
Office expenses and supplies	30,550	33,720	(3,170)
Insurance	59,863	50,749	9,114
Telephone and communications	14,023	14,023	-
Professional fees	28,687	28,687	-
Other operating expenses	130,478	136,364	(5,886)
Total expenses	1,715,323	1,740,865	(25,542)
Net loss	$ (64,656)	$ (53,523)	$ (11,133)

1. To reclass interest expense and prepaid expenses.
2. To adjust accounts to audited balances.


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Dempsey Financial Network, Inc.
Atlanta, Georgia

In planning and performing our audit of the consolidated financial statements and consolidated supplemental schedules of Dempsey Financial Network Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a "material weakness" as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cherry, Bekaert & Holland, L.L.P.

Cherry, Bekaert & Holland, L.L.P.
Certified Public Accountants

Atlanta, Georgia
January 29, 2002